Exhibit 99.2

ANNEXURE-II

UPENDRA SHUKLA B. Com., F C. S Company Secretary	504 , Navkar, Nandapatkar Road, Vile Parle East, Mumbai - 400 057 Resi : 2611 8257 Mob.: 98211 25846 E-mail : ucshukla@rediffmail.com

Shri Anil Agarwal

Chairperson

Vedanta Limited

1st Floor, C wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East)

Mumbai-400 093

Dear Sir,

Sub: Combined Report on Remote e-voting and e-voting conducted at the 56th Annual General Meeting of Vedanta Limited, held at 3.00 p.m. on Tuesday, the 10th August, 2021 through Video Conferencing (VC)/ Other Audio-Visual Means (OAVM)

1)

I, Upendra C. Shukla, Practising Company Secretary, was appointed as the Scrutinizer by the Company to scrutinize the remote e-voting process and also e-voting by Members at the 56th Annual General Meeting (‘AGM’) of Vedanta Limited (hereinafter referred to as ‘the Company’), held through Video Conferencing (‘VC’) /Other Audio Visual Means (‘OAVM’) on Tuesday, the 10th August, 2021 at 3.00 p.m.

2)

Pursuant to the Circulars Nos. 14/2020, 17/2020, 20/2020, 22/2020, 33/2020, 39/2020 and 2/2021 dated 8th April, 2020, 13th April, 2020, 5th May, 2020, 15th June, 2020, 28th September, 2020, 31st December, 2020 and 13th January, 2021 issued by the Ministry of Corporate Affairs (MCA Circulars) read with circular dated 12th May, 2020 and 15th January, 2021 issued by the Securities Exchange Board of India (SEBI), the notice dated 30th June, 2021 as confirmed by the Company, was sent to the Members in respect of below mentioned resolutions through electronic mode to those, whose e-mail addresses are registered with the Company/ Depositories.

3)

As per the provisions of Section 108 of the Companies Act, 2013 (‘the Act’) read with the Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, as also in accordance with the Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided the facility of e-voting to the Members to cast their votes electronically on all the resolutions proposed in the Notice of the 56th AGM.

4)

The Company had appointed National Securities Depository Limited (‘NSDL’) as Service Provider, who provided the facilities for conducting the Remote e-voting, for participation by the Members in the AGM through VC/OAVM and e-voting during the said AGM.

5)

My responsibility as a Scrutinizer is to ensure that the voting process is conducted in a fair and transparent manner and submit a Scrutinizer’s Report on the votes cast ‘in favour’ or ‘against’ the resolutions, based on the reports generated from the electronic voting system provided by the NSDL. The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting and e-voting at the AGM.

Based on the reports generated from the e-voting system provided by the NSDL, I submit my report on e-voting as under:

a)	The Remote e-voting period commenced from Saturday, 7th August, 2021 at 9.00 a.m. (IST) and ended on Monday, 9th August, 2021 at 5.00 p.m. (IST).

...2/-

UPENDRA SHUKLA

: 2 :

b)	The Company had also provided e-voting facility to the Members, who had participated in the AGM through VC/ OAVM and who had not casted their votes on Remote e-voting.

c)	The Members of the Company as on the ‘cut-off’ date i.e. 3rd August, 2021 were entitled to vote on the resolutions as set-out in Item Nos. 1 to 11 of the Notice convening the 56th AGM of the Company.

d)

On completion of e-voting during the AGM, I unblocked the results of the Remote e-voting and e-voting by the Shareholders at the AGM, on the NSDL e-voting system/ platform and after downloading the results, counted the votes.

e)	All the 1885 Remote/e-voting responses are valid.

f)

I now, submit my combined report as under on the results of the Remote e-voting and e-voting at the AGM in respect of the each of the resolutions as set out in the Notice dated 30th June, 2021 convening the AGM:

Resolution No. 1: Ordinary Resolution: To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the Financial Year ended March 31, 2021 and the reports of the Board of Directors and Auditors thereon.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,740	2,85,65,53,036	89.76	102	32,58,26,676	10.24	6	6,38,65,449

E-voting at AGM	35	5,15,704	99.96	2	183	0.04	—	—

Combined	1,775	2,85,70,68,740	89.76	104	32,58,26,859	10.24	6	6,38,65,449

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 2: Ordinary Resolution: To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the Financial Year ended March 31, 2021 and the report of the Auditors thereon.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,737	2,85,65,54,673	89.76	102	32,58,26,260	10.24	9	6,38,64,228

E-voting at AGM	36	5,15,886	100.00	1	1	0.00	—	—

Combined	1,773	2,85,70,70,559	89.76	103	32,58,26,261	10.24	9	6,38,64,228

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...3/-

UPENDRA SHUKLA

: 3 :

Resolution No. 3: Ordinary Resolution: To confirm the payment of first interim dividend of Rs. 9.50 per equity share i.e. 950% on face value of Re. 1/- each for the Financial Year ended March 31, 2021.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,815	3,18,21,56,072	99.97	25	9,83,817	0.03	8	6,31,05,272

E-voting at AGM	36	5,15,886	100.00	1	1	0.00	—	—

Combined	1,851	3,18,26,71,958	99.97	26	9,83,818	0.03	8	6,31,05,272

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 4: Ordinary Resolution: To re-appoint Mr. Anil Kumar Agarwal (DIN:00010883), who retires by rotation and being eligible, offers himself for re-appointment, as a Director.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,575	2,79,50,73,672	95.40	242	13,48,38,525	4.60	31	31,63,32,964

E-voting at AGM	35	5,15,704	99.96	2	183	0.04	—	—

Combined	1,610	2,79,55,89,376	95.40	244	13,48,38,708	4.60	31	31,63,32,964

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 5: Ordinary Resolution: To re-appoint S. R. Batliboi & Co. LLP, Chartered Accountants as Statutory Auditors of the Company.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,764	3,18,28,80,713	99.99	67	2,05,338	0.01	17	6,31,59,110

E-voting at AGM	35	5,15,704	99.96	2	183	0.04	—	—

Combined	1,799	3,18,33,96,417	99.99	69	2,05,521	0.01	17	6,31,59,110

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

...4/-

UPENDRA SHUKLA

: 4 :

Resolution No. 6: Ordinary Resolution: To appoint Ms. Padmini Somani (DIN:00046486) as a Non-Executive Independent Director of the Company for the first term of two (2) years from February 05, 2021 to February 04, 2023.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,742	3,16,79,51,510	99.97	80	10,44,633	0.03	26	7,72,49,018

E-voting at AGM	35	5,15,286	99.88	2	601	0.12	—	—

Combined	1,777	3,16,84,66,796	99.97	82	10,45,234	0.03	26	7,72,49,018

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 7: Ordinary Resolution: To appoint Mr. Dindayal Jalan (DIN: 00006882) as a Non-Executive Independent Director for the first term of two (2) years from April 01, 2021 to March 31, 2023

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,385	2,65,08,96,518	83.65	437	51,80,76,463	16.35	26	7,72,72,180

E-voting at AGM	33	4,25,104	82.40	4	90,783	17.60	—	—

Combined	1,418	2,65,13,21,622	83.65	441	51,81,67,246	16.35	26	7,72,72,180

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 8: Special Resolution: To re-appoint Mr. Upendra Kumar Sinha (DIN: 00010336) as a Non-Executive Independent Director for the second and final term of three (3) years effective from August 11, 2021 to August 10, 2024.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,434	2,68,21,89,201	84.65	387	48,62,19,409	15.35	27	7,78,36,551

E-voting at AGM	33	4,25,104	82.50	3	90,183	17.50	1	600

Combined	1,467	2,68,26,14,305	84.65	390	48,63,09,592	15.35	28	7,78,37,151

Since the combined number of votes cast in favour of the resolution is more than three times of votes cast against the resolution, the said special resolution may be declared passed.

...5/-

UPENDRA SHUKLA

: 5 :

Resolution No. 9: Ordinary Resolution: To appoint Mr. Sunil Duggal (DIN: 07291685) as a Whole-Time Director designated as Chief Executive Officer of the Company for the period from April 25, 2021 to July 31, 2023

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,740	3,16,21,20,097	99.35	82	2,07,20,982	0.65	26	6,34,04,082

E-voting at AGM	34	5,15,104	99.85	3	783	0.15	—	—

Combined	1,774	3,16,26,35,201	99.35	85	2,07,21,765	0.65	26	6,34,04,082

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 10: Ordinary Resolution: To appoint Mr. Akhilesh Joshi (DIN: 01920024) as a Non-Executive Independent Director for the first term of one (1) year effective from July 01, 2021 to June 30, 2022

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,442	2,71,88,57,328	85.80	379	45,01,11,188	14.20	27	7,72,76,645

E-voting at AGM	34	5,15,104	99.85	3	783	0.15	—	—

Combined	1,476	2,71,93,72,432	85.80	382	45,01,11,971	14.20	27	7,72,76,645

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 11: Ordinary Resolution: To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2022.

	In favour of the Resolution			Against the Resolution			Not voted
	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of votes cast	% of votes cast	No. of Responses received	No. of shares/ Votes
Remote E-voting	1,759	3,18,27,33,387	99.99	77	1,72,160	0.01	12	6,33,39,614

E-voting at AGM	35	5,15,286	99.88	2	601	0.12	—	—

Combined	1,794	3,18,32,48,673	99.99	79	1,72,761	0.01	12	6,33,39,614

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Thanking you,

Yours faithfully,

(U.C. SHUKLA)
COMPANY SECRETARY
FCS: 2727/CP: 1654

UDIN: F002727C000767667

Date: 11th August, 2021

Place: Mumbai